MR

14045868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC.

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Hill Street
(No. and Street)

San Francisco (City) California (State) 94114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman 415-345-1480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite. 200 (Address) Larkspur (City) California (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/14/14

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and Sworn (or affirmed) Before me,
On this 23 day of Jan 2014 by,
MARC L. BERMAN,
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Signature of Notary Public)

Notary Public

NIRAJ PATEL
COMM. # 1900152
NOTARY PUBLIC ● CALIFORNIA
San Francisco County
Commission Expires AUGUST 18, 2014

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Capital, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2013 and 2012

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Berman Capital, LLC

We have audited the accompanying financial statements of Berman Capital, LLC, which comprise the statements of financial condition as of December 31, 2013 amd 2012, and the related statements of income, members' equity cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2013 and 2012, and the result of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
January 9, 2014

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Berman Capital, LLC
Statements of Financial Condition
December 31, 2013 and 2012

Assets

	2013	2012
Current assets		
Cash and cash equivalents	$ 47,571	$ 45,697
Accounts receivable	-	-
Total current assets	47,571	45,697
Total assets	$ 47,571	$ 45,697

Liabilities and Members' Equity

	2013	2012
Current liabilities		
Accounts payable and accrued liabilities	$ 1,500	$ 1,500
Members' equity		
Capital contributions	121,531	121,531
Retained earnings	(75,460)	(77,334)
Total members' equity	46,071	44,197
Total liabilities and members' equity	$ 47,571	$ 45,697

See accompanying notes

Berman Capital, LLC
Statements of Income
Years ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions and fees	$ 101,200	$ 41,000
Interest income	3	-
Total revenues	101,203	41,000
Expenses		
Auto and local travel	5,301	832
Insurance	656	656
Computer and database	4,641	3,193
Dues and subscriptions	4,931	3,147
Entertainment and promotion	5,831	1,583
Office supplies	957	1,456
Postage and delivery	624	225
Printing and reproduction	313	336
Professional fees	3,200	3,400
Regulatory fees	2,295	465
Rent	13,779	17,788
Taxes and licenses	847	44
Travel	1,862	162
Telephone	7,454	3,751
Other expenses	2,119	275
Total expenses	54,810	37,313
Net income	$ 46,393	$ 3,687

See accompanying notes.

Berman Capital, LLC
Statements of Members' Equity
Years ended December 31, 2013 and 2012

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2011	$ 101,531	$ (81,021)	$ 20,510
Capital contributions	20,000	-	20,000
Distributions to members	-	-	-
Net income	-	3,687	3,687
Balances, December 31, 2012	121,531	(77,334)	44,197
Capital contributions	-	-	-
Distributions to members	-	(44,519)	(44,519)
Net income	-	46,393	46,393
Balances, December 31, 2013	$ 121,531	$ (75,460)	$ 46,071

See accompanying notes.

Berman Capital, LLC
Statements of Cash Flows
Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 46,393	$ 3,687
Adjustments to reconcile net income to net cash provided by operating activities		
Increase (decrease) in accounts payable	-	-
Net cash provided by operating activities	46,393	3,687
Cash flows from financing activities		
Capital contributions	-	20,000
Distributions to members	(44,519)	-
Net cash provided (used) by financing activities	(44,519)	20,000
Net increase in cash and cash equivalents	1,874	23,687
Cash and cash equivalents, beginning of year	45,697	22,010
Cash and cash equivalents, end of year	$ 47,571	$ 45,697
Supplemental disclosure		
Cash paid during the year for income taxes	$ 800	$ 800

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2013

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and financial institution, in non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2013 and 2012, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2010 to 2013 are open for examination by the Internal Revenue Service and years 2009 to 2013 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company receives certain office and administrative services provided by its members. For the years ended December 31, 2013 and 2012, the Company reimbursed its members for all significant shared costs.

Note 2 - Transactions with members (continued)

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2013 and 2012, the Company had reimbursed all significant member incurred costs.

Note 3 - Commitments

The Company leased office space on a month-to-month basis through September 2013. Thereafter the Company's members provided office space at no charge. Rent expense for the year ended December 31, 2013 was $13,779 (2012 - $17,788).

Note 4 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2013 the Company had net capital of $46,071 which exceeded its required net capital by $41,071 and the ratio of aggregate indebtedness to net capital was .033 to 1.

Note 5 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. No contributions were made to the plan in 2013 or 2012.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2013

Note 6 - Concentrations

During 2013 revenue from one client/contract amounted to 99 percent of total 2013 revenues. During 2012 revenue from contracts with one client amounted to 100 percent of total revenues.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 9, 2014, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2013 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Capital, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2013

Balance, December 31, 2012	$ -
Increases (decreases)	-
Balance, December 31, 2013	$ -

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Net Capital	
Total members' equity	$ 46,071
Subordinated liabilities	-
Non allowable assets	-
Net capital	$ 46,071
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 1,500
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 100
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 41,071
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 45,921

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2013

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2013)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2013

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Berman Capital, LLC

We have audited the financial statements of Berman Capital, LLC for the year ended December 31, 2013, and have issued our report thereon dated January 9, 2014. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Capital, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 9, 2014